

12061546

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40440

MAY 30 2012

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENVEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3801 60TH ST
(No. and Street)

KENOSHA	WI	53144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(262-206-9100)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REILLY, PENNER AND BENTON, LLP.
(Name – *if individual, state last, first, middle name*)

1233 N. MAYFAIR RD, SUITE 302	MILWAUKEE	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TERRY HAGGERTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENVEST SECURITIES, INC., as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

Notary Public

"OFFICIAL SEAL"
Jessica Menchaca
Notary Public, State of Illinois
Cook County
My Commission Expires July 29, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen


RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report

Board of Directors
PenVest Securities, Inc.
Kenosha, Wisconsin

We have audited the accompanying balance sheet of PenVest Securities, Inc. as of March 31, 2012 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PenVest Securities, Inc. at March 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

May 24, 2012
Milwaukee, Wisconsin


AN INDEPENDENT MEMBER OF
BDO
SEIDMAN
ALLIANCE

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Balance Sheet
March 31, 2012

ASSETS

Current Assets:		
Cash and equivalents	$	12,506
Accounts receivable		685
Total current assets		13,191
Property and Equipment:		
Furniture and equipment		6,061
Less: accumulated depreciation		5,130
Net book value		931
Other Assets:		
Client list / goodwill		15,291
CRD daily account		4
Officer's advance		18,874
Total other assets		34,169
Total assets	$	48,291

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	464
Stockholder's Equity:		
Common stock		840
Additional paid in capital		38,280
Retained earnings		8,707
Total stockholder's equity		47,827
Total liabilities and stockholder's equity	$	48,291

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Income Statement
For the Year Ended March 31, 2012

Income:		
Mutual fund/12-B1 commissions	$	30,656
Legent commissions		64,452
Postage & handling charges		10,631
Interest income		2,320
Facility expense reimbursement		18,000
Total Income		126,059
Expenses:		
Clearing costs		42,117
Commissions paid		26,631
Secretarial services expense		158
Medical reimbursement		22,704
ILX quotes		9,672
Licensing & fee expense		5,706
Auto expense		6,308
Office rent expense		1,210
Telephone expense		4,129
Office supplies and utilities expense		5,555
Insurance expense		1,602
Legal & professional expense		7,070
Dues and subscriptions		2,691
Charitable donations		50
Maintenance & repairs		104
Depreciation expense		576
Other expense		1,451
Total expenses		137,734
Net Loss	$	(11,675)

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2012

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance March 31, 2011	$ 840	$ 38,280	$ 20,382	$ 59,502
Net loss	-	-	(11,675)	(11,675)
Balance, March 31, 2012	$ 840	$ 38,280	$ 8,707	$ 47,827

The accompanying notes to financial statements are an integral part of these statements.

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Statement of Cash Flows
For the Year Ended March 31, 2012

Cash Flows from Operating Activities:		
Net loss	$	(11,675)
Depreciation and amortization		576
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		3,814
CRD daily account		190
Interest receivable		773
Officer's advance		4,146
Blue Sky Group receivable		1,500
Accounts payable		(6,994)
Other accounts payable		351
Net cash used by operating activities		(7,319)
Cash and equivalents, Beginning of year		19,825
Cash and equivalents, End of year	$	12,506

The accompanying notes to financial statements are an integral part of these statements.

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Notes to Financial Statements
March 31, 2012

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on October 18, 1988. The Company is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and Securities Investor Protection Corporation. The Company's principal business activity is the sale of securities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account and Legent clearing account.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor did it hold customer securities at March 31, 2012. Because the Company does not handle customers' securities, per Rule 15(c)3-3 regarding computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Commission Income

Commissions are normally recognized as income when received because they are generally considered Section 12(b)(1) fees and are not earned until received.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight line method over their useful lives. Depreciation expense for the period ended March 31, 2012 was $576.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Client Lists / Goodwill

Client lists are stated at cost. In accordance with accounting principles generally accepted in the United States of America, the Company, on an annual basis determines the extent the value of client lists has been impaired. For 2011 - 2012, no impairment was reported by management.

Subsequent event

Management has evaluated all subsequent events through May 24, 2012 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

PENVEST SECURITIES INC.
Kenosha, Wisconsin

Notes to Financial Statements
March 31, 2012
(Continued)

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2012, the Company's net capital and required net capital were $12,727 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.06 to 1.

3. Common Stock

Common stock consists of the following:

	Authorized	Outstanding
$ .001 Par - Voting	920,000	840,000

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended March 31, 2012. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Income Taxes

The Company has a net operating loss of approximately $18,000 available for carryforward. This results in a deferred tax asset of approximately $4,000. However, a corresponding allowance has been recorded because the realization of this amount is uncertain.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosures required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to U.S. federal income tax examinations for years ending before March 31, 2009. The Company is no longer subject to Wisconsin income tax examinations for years ending before March 31, 2008.

6. Related-Party Activity

During the period, the Company entered into the following related-party transactions:

a) Blue Sky Group, an affiliated company

Rent received	$ 18,000

b) President and majority shareholder

Secretarial fees	$ 158
Medical and health benefits	22,704

PENVEST SECURITIES INC.
Kenosha, Wisconsin

Notes to Financial Statements
March 31, 2012
(Continued)

6. Related-Party Activity (continued)

In addition, the Company paid rent and occupancy charges to the President and majority shareholder for a home office.

Rent	$ 2,400
Occupancy charges	5,786

7. Operating Lease Commitment

The Company leases its office spaces on a month-to-month basis at $182 per month. Total rent paid for the period ending March 31, 2012 was $1,210.

The Company leases a vehicle requiring monthly payments of $240. The current lease expires January 31, 2015. Total vehicle lease expense for the period ending March 31, 2012 was $2,640. Future minimum lease payments as of March 31, 2012 are as follows:

Year Ending March 31,	
2013	$ 2,880
2014	2,880
2015	1,200
	$ 6,960

8. Uncertainties, Contingencies, and Risks

Due to the increase in compliance requirements, management believes the Company is too small to justify the hiring of a full time compliance officer and, therefore, the Company is looking to sell operations to a larger entity.

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended March 31, 2012

Aggregate Indebtedness:		
Other accounts payable	$	464
Total Aggregate indebtedness	$	464
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	31
Net Capital Computation:		
Stockholder's equity at year end	$	47,827
Deductions:		
Property and equipment		(931)
Other assets		(34,169)
Net capital	$	12,727
Minimum dollar net capital requirement	$	5,000
Capital in excess of minimum requirement	$	7,727
Percentage of Aggregate Indebtedness to Net Capital		0.06 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	12,727

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Penvest Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Penvest Securities Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen


RPB CPAs

A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

To the Board of Directors
PenVest Securities, Inc.

In planning and performing our audit of the financial statements of PenVest Securities, Inc. for the period ended March 31, 2012, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures followed by PenVest Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control such that there is a reasonable possibility, that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

BDO SEIDMAN ALLIANCE

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Our consideration of the internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified a certain deficiency in internal control that we consider to be a significant deficiency.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to warrant attention by those charged with governance. We consider the following deficiency to be a significant deficiency:

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of PenVest Securities, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2012, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.



May 24, 2012
Milwaukee, Wisconsin